Paramount Gold Mining Corp. 237 Argyle Avenue Ottawa, ON Canada K2P 3B8 Phone: 613-226-7883

February 8, 2006 BY EDGAR

United States Securities and Exchange Commission Washington, DC 20549

Mail Stop 3561

Attention: Larry Spirgel, Assistant Director

Dear Sirs:

Re: Paramount Gold Mining Corp. Form 10-SB, as amended File No. 0-51600

We are writing to provide our responses to your comment letter dated January 30, 2006, as received by us February 6, 2006. We have organized our responses following the same numerical sequence as set out in your January 30, 2006 letter. We also enclose our amended Form 10-SB incorporating these revisions and further changes we have made to update or improve our disclosure.

Part I

1.	We note your revised disclosure regarding forward-looking statements that your “actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons ….” (emphasis added). Note that investors are entitled to rely upon disclosures in your publicly filed documents.

This statement appears to imply that investors should not place any reliance on your forward-looking statements. Please revise your filing to remove the statements that are most likely to be inaccurate and replace them with forward- looking statements that you have a reasonable basis to make.

After a thorough review of the entire Form 10-SB, we have found no statements that we feel are likely to be inaccurate. Therefore, we have amended the statement on page 3 that reads “actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons ….”To read “Although the Company believes the information contained in these forward looking statements is accurate, actual results may differ materially from those anticipated in these forward-looking statements for many reasons…”

Item I Description of Business

2.	We note your revised disclosure in response to prior comment 7. Please disclose how many contract workers have been hired to work on the Linda project. Also, we note your definitive agreement with Minera ABX Exploraciones S.A. is in Spanish. Please refer to Rule 306 of Regulation S-T and re-file an English translation of this agreement. Please also refer to Rule 12b-12(d) of the Exchange Act and, if appropriate, you may provide a summary of the agreement that complies with the requirements set forth in Rule 12b-12(d).

We disclose on pages 6 and 15 that six contract workers have been retained to work on the Linda project. We also have included the English version of the Minera ABX definitive agreement as Exhibit 10.9.

Statement From the Company

Paramount Gold Mining Corp. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response letter and amended Form 10-SB is satisfactory.

Yours truly,

/S/ Chris Crupi

Christopher Crupi, CA President